                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                       (Amendment No.         3      )*
                                      ---------------



                              LOTUS PACIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  545714-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                  T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.
                   RM. 1102, 11/F CHINACHEM TSUEN WAN PLAZA
                             457 CASTLE PEAK ROAD
                                TSUEN WAN, N.T.
                               HONG KONG, CHINA

                                  Copies to:

                                 DAVID ZAGORE
                       SQUIRE, SANDERS & DEMPSEY L.L.P.
                                4900 KEY TOWER
                               127 PUBLIC SQUARE
                          CLEVELAND, OHIO 44114-1304
                                 216/479-8500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              SEPTEMBER 18, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 545714-10-7
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Huizhou Municipal Government
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Peoples Republic of China
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          21,606,671
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          21,606,671
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,606,671
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instruction)
14
      OO
------------------------------------------------------------------------------

CUSIP No. 545714-10-7
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      TCL Holdings Co., Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Huizhou, Guangdong Province, Peoples Republic of China
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          21,606,671
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          21,606,671
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,606,671
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instruction)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 545714-10-7
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      T.C.L. Industries Holdings (H.K.) Co., Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      oo
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong, Peoples Republic of China
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          21,606,671
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          21,606,671
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,606,671
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instruction)
14
      CO

CUSIP NO. 545714-10-7
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Lotus International Holdings Ltd
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      oo
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Mahe, Republic of Seychelles
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          21,606,671
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          21,606,671
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,606,671
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instruction)
14
      CO

Item 1.  Security and Issuer

     The class of equity securities to which this Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates is the Common Stock, $.001 par value per share (the "Common Stock"), of Lotus Pacific, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 200 Centennial Avenue, Suite 201, Piscataway, New Jersey 08854.

Item 2.  Identity and Background

     This Statement is being filed by the Huizhou Municipal Government (the "Huizhou Government"), TCL Holdings Co. Ltd., a Huizhou, People's Republic of China ("PRC") corporation ("Holdings"), T.C.L. Industries Holdings (H.K.) Ltd., a Hong Kong, PRC corporation ("TCL"), and Lotus International Holdings Ltd., a Republic of Seychelles corporation ("LIHL"). In this Statement, the Huizhou Government, Holdings, TCL and LIHL may be referred to collectively as the "Reporting Persons."

     The Huizhou Government is a governmental body of the Guangdong Province located in Huizhou, Guangdong Province, PRC. The address of the Huizhou Government is 6 Yun Shan Xi Lu, North of River, Huizhou, Guangdong, PRC.

     Holdings is a Huizhou, Guangdong Province, PRC investment holding company that is 58.13%-owned by the Huizhou Government and 41.87%-owned by certain managers of TCL. The address of Holdings' business and principal office is No. 6 Er Ling Nan Lu, Huizhou, Guangdong, PRC.

     TCL is a Hong Kong, PRC investment holding company that is wholly-owned by Holdings. The address of TCL's business and principal office is Rm. 1102, 11/F Chinachem Tsuen Wan, New Territories, Hong Kong, PRC.

     LIHL is a Republic of Seychelles investment holding company that is wholly-owned by TCL. The address of LIHL's business and principal office is Suite 13, First Floor, Oliaji Trade Center, Francis Rachel Street, Victoria, Mahe, Republic of Seychelles.

     Information regarding the directors and officers of each of Holdings, TCL and LIHL is attached hereto as Annex 1, which annex is hereby incorporated by reference. Unless otherwise indicated, each of the directors and executive officers of each of Holdings, TCL and LIHL is a citizen of the PRC.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex 1 attached hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Items 3.  Source and Amount of Funds or Other Consideration

     The 9,606,671 shares of Common Stock beneficially owned by the Reporting Persons were purchased by TCL pursuant to a Share Exchange Agreement ("Share Exchange Agreement") which is more fully described in the original Schedule 13D filed with the Securities and Exchange Commission on April 25, 2001. On September 18, 2001, the 12,000,000 shares of Common Stock were transferred to LIHL by certain shareholders of the issuer to compensate TCL for losses it incurred from the share swap under the terms of the Share Exchange Agreement.
No further consideration was paid by TCL or LIHL for the 12,000,000 shares. The 9,606,671 shares of Common Stock, together with the 12,000,000 shares of Common Stock transferred to LIHL, may be referred to collectively as the "Shares."


Item 4.  Purpose of Transaction

     The 12,000,000 shares of Common Stock were transferred to LIHL to compensate TCL for losses it incurred from the share swap under the terms of the Share Exchange Agreement. Upon the transfer of these shares, the Reporting Persons hold a controlling interest in the Company. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Each of the Reporting Persons beneficially owns the Shares, which represent 33.64% of the outstanding shares of Common Stock.

(b) Each of the Reporting Persons has the power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons referred to in Annex 1 attached hereto have effected any transactions in the Common Stock during the past 60 days.

(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described herein, none of the Reporting Person nor any other person referred to in Annex 1 attached hereto has any contracts, arrangement, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

     ---------------------------------------------------------------------------
     No.  Description

     ---------------------------------------------------------------------------
     1. Letter of Responsibility Concerning Authorization of TCL Holdings Co., Ltd. as a Trial Enterprise to Operate State-Owned Assets dated May 12, 1997 (filed as Exhibit 1 to the original Schedule 13D filed with the Securities and Exchange Commission on April 25, 2001).
     ---------------------------------------------------------------------------

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. The undersigned further acknowledge and agree that this Statement is being filed on behalf of each of them.


October 10, 2001
----------------
Date
                                    HUIZHOU MUNICIPAL GOVERNMENT


                                    By:       /s/ Li Dong Sheng
                                         ---------------------------------------
                                         Name: Li Dong Sheng
                                         Title: Authorized Representative


                                    TCL HOLDINGS CO., LTD.


                                    By:       /s/ Li Dong Sheng
                                         ---------------------------------------
                                         Name: Li Dong Sheng
                                         Title: Chairman of the Board

                                    T.C.L INDUSTRIES HOLDINGS (H.K.) CO., LTD.


                                    By:       /s/ Li Dong Sheng
                                         ---------------------------------------
                                         Name: Li Dong Sheng
                                         Title: Chairman of the Board


                                    LOTUS INTERNATIONAL HOLDINGS LTD.


                                    By:       /s/ Chen Dao Liang
                                         ---------------------------------------
                                         Name:  Chen Dao Liang
                                         Title:  Director

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                         ANNEX 1


          DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS, TCL AND LIHL


     The names, present principal occupations and business addresses of the directors and executive officers of each of Holdings, TCL and LIHL are set forth below. If no address is given, the director's or executive officer's business address is either Holdings, TCL or LIHL.

TCL HOLDINGS CO., LTD.

--------------------------------------------------------------------------------------------------------------------------------
        NAME           POSITION WITH HOLDINGS            OTHER EMPLOYMENT                                 ADDRESS
        ----           ----------------------            ----------------                                 -------
--------------------------------------------------------------------------------------------------------------------------------
Li Dong Sheng          Chairman & President              N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Yuan Xin Cheng         Vice President                    N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Wu Ke                  Vice President                    N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Zheng Chuan Lie        Vice President                    N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Lu Zhong Li            Vice President                    N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Wu Shi Hong            Vice President                    N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Gao Xiao Xian          Director                          General Manager                    No. 10 Da Ling Lu, Huizhou,
                                                         TCL Communication Equipment Co.    Guangdong, PRC
                                                         Ltd.
--------------------------------------------------------------------------------------------------------------------------------
Hu Qiu Sheng           Director                          General Manager                    No. 19 District, Zhong Kai
                                                         TCL King Electronics (Huizhou)     Industrial Zone, Huizhou,
                                                         Ltd.                               Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Zhang Jian Wu          HR Manager                        N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Yu Yue Ming            Labor Relations Manager           N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------
Yang Li                Director                          General Manager                    No. 6 Er Ling Nan Lu, Huizhou,
                                                         TCL King Electronics Sales Co.     Guangdong, PRC
                                                         Ltd.
--------------------------------------------------------------------------------------------------------------------------------
Zhao Zhong Yao         Director                          Vice General Manager               No. 6 Er Ling Nan Lu, Huizhou,
                                                         TCL King Electronics Sales Co.     Guangdong, PRC
                                                         Ltd.
--------------------------------------------------------------------------------------------------------------------------------
Wen Shang Lin          Director                          General Manager                    No. 11-13 Hua Bian Ling Lu,
                                                         TCL International Electrical       Huizhou, Guangdong, PRC
                                                         Appliances (Huizhou) Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------------
Yang Wei Qiang         Director                          General Manager                    No. 6 Er Ling Nan Lu, Huizhou,
                                                         TCL Computer Co. Ltd.              Guangdong, PRC
--------------------------------------------------------------------------------------------------------------------------------

T.C.L. INDUSTRIES HOLDINGS (H.K.) LTD.

------------------------------------------------------------------------------------------------------------------------------
        NAME           POSITION WITH TLC                 OTHER EMPLOYMENT                                ADDRESS
        ----           -----------------                 ----------------                                -------
------------------------------------------------------------------------------------------------------------------------------
Li Dong Sheng          Chairman                          N/A                                No. 6 Er Ling Nan Lu, Huizhou,
                                                                                            Guangdong, PRC
------------------------------------------------------------------------------------------------------------------------------
Wu Ke                  Director                          Vice President                     No. 6 Er Ling Nan Lu, Huizhou,
                                                         TCL Holdings Co. Ltd.              Guangdong, PRC
------------------------------------------------------------------------------------------------------------------------------
Zheng Chuan Lie        Director                          Vice President                     No. 6 Er Ling Nan Lu, Huizhou,
                                                         TCL Holdings Co. Ltd.              Guangdong, PRC
------------------------------------------------------------------------------------------------------------------------------
Lu Zhong  Li           Director                          Vice President                     No. 6 Er Ling Nan Lu, Huizhou,
                                                         TCL Holdings Co. Ltd.              Guangdong, PRC
------------------------------------------------------------------------------------------------------------------------------
Chen Dao Liang         Director                          Vice General Manager               13/F, 8 Tai Chung Rd., Tsuen Wan,
                                                         TCL Electronics (HK) Ltd.          HK, PRC
------------------------------------------------------------------------------------------------------------------------------


LOTUS INTERNATIONAL HOLDINGS LTD.

------------------------------------------------------------------------------------------------------------------------------
        NAME           POSITION WITH LIHL                OTHER EMPLOYMENT                                ADDRESS
        ----           ------------------                ----------------                                -------
------------------------------------------------------------------------------------------------------------------------------
Chen Dao Ling          Director                          Vice General Manager               13/F TCL Tower, 8 Taichung Rd.,
                                                         T.C.L. Electronics (HK) Ltd.       Tsuen Wan, N.T., Hong Kong, PRC
------------------------------------------------------------------------------------------------------------------------------